ROCHE BAY PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the nine months ending 31 December 2006

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

PROFIT AND LOSS ACCOUNT

For the nine months ended 31 December 2006

	31 Dec 2006 $	31 Dec 2005 $
Income		
Interest Received	35,682	-
Expenditure	2,526,758	194,805
Administrative Fees	832,930	136,364
Exploration Expenses	1,415,237	58,441
Professional fees and Commissions	278,591	-
Loss for the period	2,491,076	194,805
Accumulated Loss at beginning of the period	1,764,250	742,620
Accumulated Loss at end of the period	$ 4,255,326	$ 937,425

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

BALANCE SHEET
at 31 December 2006

	31 Dec 2006 $	31 Dec 2005 $
Fixed Assets	5,006,348	4,777,313
Mining Properties	4,795,833	4,777,313
Other Fixed Property	97,321	-
Movable Assets	113,194	
Net Current Assets	313,421	-
Current Assets	481,095	
Cash at Bank	360,205	-
Accounts receivable	120,890	-
Current Liabilities		
Accounts Payable - falling due within the year	167,674	-
Accounts Payable - falling due after more than one year	385,414	279,528
Total Net Assets	$ 4,934,355	$ 4,497,785
Capital and Reserves		
Called up Share Capital	67,914	61,016
Share Premium Account	9,121,767	5,374,194
Profit and Loss account	(4,255,326)	(937,425)
Total Shareholders' Funds	$ 4,934,355	$ 4,497,785

END